SUBORDINATED GUARANTEE

SUBORDINATED GUARANTEE made as of December 1, 2014, by Manulife Financial Corporation, a company incorporated under the Insurance Companies Act (Canada) (the “Guarantor”), in favour of the Holders (defined herein) of certain subordinated unsecured debentures designated the 2.64% Fixed/Floating Subordinated Debentures due 2025 (the “Debentures”) issued by The Manufacturers Life Insurance Company, a corporation amalgamated under Insurance Companies Act (Canada) (the “Corporation”) in favour of BNY Trust Company of Canada as trustee (together with its permitted successors and assigns, the “Trustee”) for the benefit of the Holders under the terms of a sixth supplemental indenture made as of the date hereof to the amended and restated trust indenture made as of November 18, 2011 between the Corporation and the Trustee, as supplemented (as the same may be further amended and supplemented from time to time, the “Indenture”).

WHEREAS, the Guarantor owns all of the outstanding common shares of the Corporation;

AND WHEREAS, the Guarantor wishes to execute this Subordinated Guarantee to guarantee to the Trustee and the Holders on a subordinated basis the due and punctual payment by the Corporation of all amounts payable by the Corporation under the Debentures and the Indenture;

AND WHEREAS, this Subordinated Guarantee is intended to enable the Corporation to obtain an exemption (as the same may be amended, restated or superseded from time to time, the “Continuous Disclosure Exemption”) from filing certain continuous disclosure documents with the Canadian securities regulatory authorities, which will relieve the Corporation of costs and inconvenience;

AND WHEREAS, as the owner of all of the Corporation’s outstanding common shares, the Guarantor will indirectly benefit from the benefits to the Corporation referred to in the previous recital;

NOW THEREFORE, in consideration of the premises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby agrees as follows:

Section 1.                   Defined Terms.  The following terms, as used herein, shall have the following meanings:

(a)	“Business Day” means any day on which Canadian chartered banks are open for business in Toronto, Ontario and which is not a Saturday or a Sunday;

(b)	“Continuous Disclosure Exemption” has the meaning attributed to such term in the recitals hereto;

(c)	“Guaranteed Obligations” has the meaning attributed to such term in Section 2 hereof;

(d)	“Guarantor Senior Indebtedness” means the principal of and the interest and premium, if any, in respect of:

(i)	indebtedness of the Guarantor (other than indebtedness evidenced by this Subordinated Guarantee) whether outstanding on the date of this

Subordinated Guarantee or thereafter created, incurred, assumed or  guaranteed, for money borrowed by the Guarantor or for money borrowed by others for the payment of which the Guarantor is responsible or liable;

(ii)
indebtedness of the Guarantor whether outstanding on the date of the Subordinated Guarantee or thereafter created, incurred, assumed or guaranteed by the Guarantor in connection with the acquisition by the Guarantor or by others of any business, property or other assets;

(iii)	renewals, extensions or refunds of any indebtedness referred to in Sections (d)(i) or (d)(ii) above;

(iv)	obligations to trade creditors incurred in the ordinary course of business; and

(v)	any other indebtedness of the Guarantor that does not constitute either (i) subordinated indebtedness for the purpose of the Insurance Companies Act (Canada) or (ii) a Policy Liability;

unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is not prior in right of payment to the Debentures or this Subordinated Guarantee thereof but ranks pari passu with, or subordinated in right of payment to, the Debentures or this Subordinated Guarantee thereof;

(e)	“Holders” means the Persons from time to time entered in the registers of the Corporation for the Debentures as holders of Debentures;

(f)	“MD&A” has the meaning attributed thereto in Section 13 hereof;

(g)
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted; and

(h)
“Policy Liabilities” means, to the extent applicable, any claims of holders of policies of insurance issued by the Guarantor or for which the Guarantor is responsible or liable and described in paragraph 161(1)(c) of the Winding-Up and Restructuring Act (Canada) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.

Section 2.                   Guarantee.  The Guarantor hereby unconditionally and, subject to Section 4 and Section 13 hereof, irrevocably guarantees to each Holder and to the Trustee, on behalf of each such Holder, as principal and not merely as surety, the due and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the principal, premium, if any, interest and redemption price, if any, on each Debenture and all other amounts payable by the Corporation under the Indenture; provided, however, that the payment of interest on overdue installments of interest is guaranteed only to the extent permitted by law (such amounts, the “Guaranteed Obligations”).  In the case of the failure of the Corporation to punctually make any such payment of principal, premium, if any, interest andredemption price, if any, on each Debenture or any other amounts payable by the Corporation under the Indenture, the Guarantor hereby agrees, subject to Section 4 hereof, to make or cause any such payment to be made punctually when and as the same shall become due and payable (whether at stated maturity, upon acceleration or otherwise), and in any event within 15 days of receiving notice of any such failure and demand for payment therefor from the Trustee or, to the extent permitted by Section 15 hereof, any Holder, and as if such payment were made by the Corporation.

Section 3.                   Guarantee Absolute.  The Guarantor agrees that the guarantee contained in this Subordinated Guarantee is a guarantee of payment and that the Guarantor’s obligation to pay the Guaranteed Obligations hereunder shall be primary, absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)
any extension of the time or times for the payment of the Guaranteed Obligations, renewal, settlement, compromise, waiver, indulgence or release granted to the Corporation by the Holders or the Trustee in respect of any obligation of the Corporation under the Indenture or any Debenture, by operation of law or otherwise;

(b)	any modification or amendment of or supplement to the Indenture or any Debenture;

(c)
any change in the corporate existence, structure or ownership of the Corporation, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Corporation or its assets or any resulting release or discharge of any obligation of the Corporation contained in the Indenture or any Debenture;

(d)
the existence of any defense, claim, set-off or other rights which the Guarantor may have at any time against the Corporation, the Trustee, any Holder or any other Person, whether in connection herewith or any unrelated transactions;

(e)
any invalidity, illegality, irregularity or unenforceability for any reason of the Indenture or any Debenture or in any part thereof as regards the Corporation, or any provision of applicable law or regulation purporting to prohibit the payment by the Corporation of the principal, premium, if any, interest or redemption price, if any, on any Debenture or any other amount payable by the Corporation under the Indenture;

(f)
any other act or omission to act or delay of any kind by the Corporation, the Trustee, any Holder or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge or defense of the Guarantor’s obligations hereunder;

(g)	any contest by the Corporation or any Person as to the amount of the Guaranteed Obligations;

(h)	the failure to enforce the provisions of any Debenture or the Indenture; or

(i)	the recovery of any judgment against the Corporation or any action to enforce the same.

Section 4.                   Subordination.

(a)
The terms of this Section 4(a) and Section 4(c) have paramountcy over the terms of every other section of this Subordinated Guarantee. The Guarantor covenants and agrees that the Guarantor’s obligations under this Subordinated Guarantee to make any payment with respect to the Debentures are expressly postponed and subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Policy Liabilities and all Guarantor Senior Indebtedness, in accordance with the terms of such Policy Liabilities and Guarantor Senior Indebtedness whether now outstanding or hereinafter incurred. Upon any distribution of assets of the Guarantor upon any dissolution, winding-up, liquidation or reorganization of the Guarantor, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Guarantor or otherwise (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Subordinated Guarantee upon the Policy Liabilities and the Guarantor Senior Indebtedness and the holders thereof with respect to payments in respect of this Subordinated Guarantee and the Holders by a lawful plan or reorganization under applicable insolvency law),

(i)
the holders of all Policy Liabilities and all Guarantor Senior Indebtedness shall be entitled to receive payment in full of any principal thereof, premium, if any, interest, redemption price, if any, or any other amount payable, and any interest thereon, due thereon before any Holder is entitled to receive any payment pursuant to this Subordinated Guarantee in respect of the principal, premium, interest, redemption price or any other amount payable of or on the Debentures, or interest on overdue amounts thereof;

(ii)
any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee would be entitled except for the provisions of this Section 4(a) shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Policy Liabilities and Guarantor Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Policy Liabilities or Guarantor Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Policy Liabilities and Guarantor Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Guarantor Senior Indebtedness in respect thereof; and

(iii)
in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, shall be received by the Trustee on behalf of the Holders or any Holder before all Policy Liabilities and all Guarantor Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Policy Liabilities and Guarantor Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Policy Liabilities and Guarantor Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Policy Liabilities and all Guarantor Senior Indebtedness remaining unpaid until all such Policy Liabilities and Guarantor Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Guarantor Senior Indebtedness in respect thereof.

(b)
Subject to the payment in full of all Policy Liabilities and all Guarantor Senior Indebtedness when due and owing, the Holders shall be subrogated to the rights of the holders of Policy Liabilities and Guarantor Senior Indebtedness to receive payments or distributions of cash, property or securities of the Guarantor applicable to Policy Liabilities and Guarantor Senior Indebtedness until the principal, premium, interest, redemption price, if any, or any other amount payable, and any interest thereon, of or on the Debentures shall be paid in full and no payments or distributions to the Holders of cash, property or securities otherwise distributable to the Policy Liabilities and Guarantor Senior Indebtedness shall, as between the Guarantor, its creditors other than the holders of Policy Liabilities and Guarantor Senior Indebtedness, and the Holders, be deemed to be a payment by the Guarantor to or on account of the Debentures. It is understood that the provisions of this paragraph and paragraph (a) above are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Policy Liabilities and Guarantor Senior Indebtedness, on the other hand. Nothing contained in this paragraph or paragraph (a) above or elsewhere in this Subordinated Guarantee (other than Section 13 hereof) is intended to or shall impair, as between the Guarantor, its creditors other than the holders of Policy Liabilities and Guarantor Senior Indebtedness, and the Holders, the obligation of the Guarantor, which is unconditional and absolute, to pay to the Holders the principal, premium, interest, redemption price or any other amount payable of or on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Guarantor other than the holders of Policy Liabilities and Guarantor Senior Indebtedness, nor shall anything herein or in the Debentures prevent the Trustee or the Holders from exercising all remedies otherwise permitted by applicable law upon default under the Indenture, subject to the rights, if any, under this paragraph or paragraph (a) above of the holders of Policy Liabilities and Guarantor Senior Indebtedness in respect of cash, property or securities of the Guarantor received upon the exercise of any such remedy.

(c)
No payment by the Guarantor on account of principal, premium, interest, redemption price or any other amount payable of or on the Debentures shall be made unless full payment of amounts then due for principal, premium, if any, sinking funds and interest or any other amount payable on Policy Liabilities and Guarantor Senior Indebtedness has been made or duly provided for in money or money’s worth.

(d)
The Guarantor shall be subrogated to all rights of the Holders and the Trustee against the Corporation in respect of any amounts paid to such Holders by the Guarantor pursuant to the provisions of this Subordinated Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, interest and redemption price, if any, on all Debentures shall have been paid in full.

Section 5.                   Covenants.

(a)
The Guarantor shall furnish to the Trustee and each Holder such continuous disclosure documents of the Guarantor that the Guarantor is required to deliver to Holders pursuant to the Continuous Disclosure Exemption in the manner and at the times required by the Continuous Disclosure Exemption.

(b)
The Guarantor shall file with Canadian securities regulatory authorities such continuous disclosure documents of the Guarantor that the Guarantor is required to file pursuant to the Continuous Disclosure Exemption in the manner and at the times required by the Continuous Disclosure Exemption.

Section 6.                   Representations and Warranties.  The Guarantor hereby represents and warrants as of the date hereof that:

(a)
Authorization; No Contravention.  The execution, delivery and performance by the Guarantor of this Subordinated Guarantee (i) are within its powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official except as have been obtained or filed, and do not contravene any of the terms, conditions or provisions of the by-laws, constating documents or resolutions of its shareholders or directors, and (ii) do not contravene, or constitute a default under, any provision of applicable law or regulation, as amended from time to time, or of any judgment, injunction, order, decree, agreement or other instrument binding upon the Guarantor or result in or require the creation or imposition of any lien on any asset of the Guarantor other than any contravention, default or lien which would not have a material adverse effect on the ability of the Guarantor to perform its obligations under this Subordinated Guarantee.

(b)
Binding Effect.  This Subordinated Guarantee constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by the effect of any bankruptcy, insolvency, fraudulent conveyances, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity and subject to the qualifications that equitable remedies may only be granted in a court of competent jurisdiction (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c)
Litigation.  There is no action, suit or proceeding pending against the Guarantor or, to the knowledge of the Guarantor, threatened against the Guarantor before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision (i) which, except as disclosed by the Guarantor in any filings with Canadian securities regulatory authorities, would have a material adverse effect on the ability of the Guarantor to perform its obligations under this Subordinated Guarantee, or (ii) which in any manner draws into question the enforceability or validity of this Subordinated Guarantee.

Section 7.                   Priority of Payment.  All payments to be made by the Guarantor hereunder shall be made to the Trustee for application in accordance with Section 6.7 of the Indenture.

Section 8.                   Enforcement of Guarantee.  The Guarantor agrees that the Trustee or any Holder (but subject always to the provisions of Section 15 hereof) need not seek or exhaust their recourse against the Corporation or any other Person in respect of the Guaranteed Obligations before being entitled to payment under this Subordinated Guarantee.

Section 9.                   Waiver.  The Guarantor hereby irrevocably waives promptness, diligence, acceptance hereof, presentment, demand, filing of claims with a court in the event of the merger, amalgamation, reorganization, insolvency, bankruptcy or similar proceeding affecting the Corporation or its assets or change in corporate structure or ownership of the Corporation, protest and any and all other notice not provided for herein and any requirement that at any time the Trustee, any Holder (but subject always to the provisions of Section 15 hereof) or any other Person exhaust any right or take any action against the Corporation or any other Person and any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of the Guarantor or that might otherwise limit recourse against the Guarantor.

Section 10.                 Notices.  All notices and other communications provided for or permitted hereunder shall be made as follows:

If to the Guarantor:	Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5 Attention: Treasurer Fax No.: 416-926-5834
If to the Corporation, the Trustee or any Holder, as specified in Article 11 of the Indenture.

Section 11.                No Waiver; Remedies.  No failure on the part of the Trustee or any Holder (but subject always to the provisions of Section 15 hereof) to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

                       Section 12.                Continuing Guarantee; Reinstatement in Certain Circumstances.  The guarantee contained in this Subordinated Guarantee is a continuing guarantee and the Guarantor’s obligations hereunder shall:

(i)              remain in full force and effect until the earlier of the indefeasible payment in full of the Guaranteed Obligations or termination of the Subordinated Guarantee pursuant to Section 13 hereof;

(ii)             be binding upon the Guarantor and its successors and assigns; and

(iii)           inure to the benefit of and be enforceable by the Trustee and any Holder (but subject always to the provisions of Section 15 hereof) and their respective successors and permitted assigns;

provided, however, that this Subordinated Guarantee shall not be construed to create any right in any Person other than the Trustee and any Holder (but subject to the provisions of Section 15 hereof) and their respective successors and permitted assigns, or to be a contract in whole or in part for the benefit of any Person other than the Trustee and the Holders (but subject to the provisions of Section 15 hereof) and their respective successors and permitted assigns.  If at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Corporation or otherwise, the obligations of the Guarantor hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

Section 13.                   Term.              Notwithstanding Section 12, this Subordinated Guarantee shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect (except in respect of any demand previously made on the Guarantor hereunder) at the earlier of:

(i)                unless the Guarantor and the Corporation agree to the contrary, the date that no Debentures are outstanding;

(ii)               the date as of which the Guarantor no longer owns, directly or indirectly, all of the outstanding common shares of the Corporation;

(iii)             the date that the Continuous Disclosure Exemption is no longer available to the Corporation; or

(iv)            the date the Corporation commences filing with securities regulatory authority or regulator in each of the provinces and territories of Canada its own (i) audited annual financial statements including management’s discussion and analysis (“MD&A”), (ii) unaudited interim financial reports including MD&A, (iii) annual information forms, (iv) press releases and material change reports in the case of material change reports that are also material changes in the affairs of the Guarantor, and (v) other material contracts, in each case pursuant to National Instrument 51-102 – Continuous Disclosure Obligations.

Section 14.                   Stay of Liability to Pay or Time for Payment.  Without limiting any other provision of this Subordinated Guarantee, if the liability to pay or the time for payment of any Guaranteed Obligation is stayed upon the insolvency, bankruptcy or reorganization of the Corporation, all such amounts otherwise subject to payment shall nonetheless be payable by the Guarantor hereunder to the Trustee or, to the extent permitted by Section 15, hereof, the Holders forthwith on demand.

Section 15.                   Holders May Not Enforce.  No Holder shall have the right to institute any suit, action or proceeding against the Guarantor for any default hereunder except in the manner and subject to the conditions, mutatis mutandis, set forth in Section 6.6 of the Indenture, it being understood and intended that no one or more of the Holders shall have any right in any manner whatsoever to enforce any right hereunder or pursuant hereto by any action except as aforesaid and that all powers and trusts hereunder shall be exercised and all proceedings at law or in equity shall be instituted, had and maintained by the Trustee, except as aforesaid.

Section 16.                   Expenses.  The Guarantor shall pay, or reimburse, the Trustee and the Holders for all costs and expenses including, without limitation, reasonable attorneys’ fees and disbursements reasonably incurred by it in connection with the enforcement of this Subordinated Guarantee; provided, however, that the Guarantor shall only be required to pay, or reimburse, for the reasonable attorneys’ fees and disbursements for one counsel for the Trustee and the Holders.

Section 17.                   Governing Law.  This Subordinated Guarantee shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 18.                   Severability.  Any provision of this Subordinated Guarantee which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating the remaining provisions hereof and any such illegality, invalidity, prohibition or unenforceability in any judgment shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 19.                   Entire Agreement.  This Subordinated Guarantee embodies the entire agreement of the Guarantor with respect to the subject matter hereof and supersedes any prior written or oral agreements and understandings relating to the subject matter hereof and thereof.

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IN WITNESS WHEREOF, the Guarantor has caused this Subordinated Guarantee to be duly executed and delivered as of the date first written above as a contract under seal with the intention that the Guarantor be bound whether or not there is consideration for this Subordinated Guarantee notwithstanding references to consideration in this Subordinated Guarantee.

(seal)	MANULIFE FINANCIAL CORPORATION
	By:	“H. Steven Moore”
Name: H. Steven Moore
Title: Senior Vice President, Treasurer and Investor Relations

[signature page to the Subordinated Guarantee of Manulife Financial Corporation]